SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A Publicly Traded Company
CNPJ/MF n.º 02.558.115/0001-21

ANNOUNCEMENT TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

Tim Participações S.A. announces that it will start on May/31/05 the payment of dividends concerning the special dividend reserve for the fiscal year ended on December 31, 2001, related to Tele Nordeste Celular Participações S.A., a company merged into TIM Participações S.A. on Aug/30/2004. Such payment will be made to the common and preferred shares of stock in Tele Nordeste Celular Participações S.A. bought up to April 5, 2002, as resolved by the Tele Nordeste Celular Participações S.A. Annual Shareholders’ Meeting held on April 4, 2002.

1 – Dividends concerning the fiscal year ended on Dec/31/2001, related to Tele Nordeste Celular Participações S.A., a company merged into TIM Participações S.A. on Aug/30/2004 ( Amount per lots of one thousand shares):

Revenues	Common Shares (ON)	Preferred Shares (PN)
Dividends (share ownership on Apr/05/2002)	0,00352239	0,00352239

2 – METHOD OF PAYMENT (BOOK-ENTRY SHARES):
2.1. Credit to checking account
2.2. Payment of the Dividends by the Banco ABN AMRO Real S/A branches;
2.3. Direct payment by the Stock Exchanges to shareholders whose shares are in custody.

3 - INSTRUCTIONS:
To qualify to receive dividends, shareholders shall appear at the appointed offices bearing their Taxpayer ID CPF and ID, if individuals; Corporate Taxpayer ID CNPJ, Articles of Organization, Articles of Incorporation, Minutes of the meeting that appointed the current senior officers, plus ID and Individual Taxpayer ID CPF of the company’s attorneys, if legal entities; when represented by an attorney, the submission of the respective notarized power of attorney with specific powers to receive interest on shareholders’ equity is required.

4- OFFICES: 4.1. Any branch of the Banco ABN AMRO Real S/A.
4.2. For additional information, refer to:
Banco ABN AMRO Real S/A – Book-Entry Shares Management
Av. Paulistas, 1374 – 6º. Andar – Bela Vista – São Paulo/SP - CEP 01310-916
E-mail: acionista@real.com.br

5 – IMPORTANT:

Pursuant to Article 287, item II of Law 6.404/76 – the Brazilian Business Corporation Act, the right to dividends expires in three (3) years from the date on which they were first made available to shareholders.

Curitiba, May 24, 2005.

Paulo Roberto Cruz Cozza
Director of Investor Relations
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 24, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer